FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009
30 April 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 3rd Quarter Results released on  30 April 2009

BRITISH SKY BROADCASTING GROUP PLC

Results for the nine months ended 31 March 2009

Strong growth in a tough environment

CUSTOMERS RESPOND TO HD

More consumers choosing Sky TV, and saving with Sky Broadband and Sky Talk

•	Strong net customer growth of 80,000, up 43% from the prior year, to reach 9.318 million households

•	Very strong customer response to Sky+HD with 243,000 net additions; over 1 million Sky households now take HD

•	Sky+ surpasses 5 million households with 406,000 net additions in the quarter

•	1.4 million customers, 15% of the base, now take all three of TV, broadband and telephony, up from 0.8 million in the prior year

•	Invested in high quality content with 33 HD channels and acquired key rights in sports, movies and entertainment

Strong revenue growth, continued focus on managing costs

•	Adjusted revenue up 7% to £3,960 million; reported revenue of £3,996 million

•	Good progress in costs helps to offset upfront investment of meeting record demand for Sky+HD

•	Adjusted operating profit up by 13% to £589 million; reported operating profit of £622 million up 23%

•	Adjusted operating margin up by 0.8 percentage points to 14.9%

•	Adjusted basic EPS growth of 13% to 19.2 pence; basic EPS of 9.7 pence

•	Strong free cashflow of £264 million, reducing net debt to £1,670 million

Note: See page 2 for results highlights and reconciliation of non-GAAP measures and page 12 for definition of terms

Results highlights

Customer Metrics (unaudited)

	Quarterly Net Additions		Closing Base
'000s	31-Mar-09	31-Mar-08	31-Mar-09
Net Customer Additions	80	56	9,318
Additional products
Sky+	406	262	5,056
Multiroom	46	40	1,769
Sky+HD	243	43	1,022
Broadband	130	229	2,085
Telephony	195	180	1,695
Line-rental	270	42	673
Other KPIs
Gross additions for the quarter (000)	327	289
Churn for the quarter (annualised %)	10.6%	10.5%
ARPU (£)	£452	£424

Business Performance (unaudited)

£’millions	9 months to Mar-09	9 months to Mar-08	% movement
Adjusted revenue(1)	3,960	3,706	7%
Adjusted operating profit(1)	589	521	13%
% Adjusted operating profit margin (1)	14.9%	14.1%
Adjusted EBITDA(1)	800	701	14%
Adjusted basic earnings per share(1)	19.2p	17.0p	13%
Free cash flow	264	175	51%
Net debt(2)	1,670	1,912	(13%)

Statutory Results (unaudited)

£’millions	9 months to Mar-09	9 months to Mar-08	% movement
Revenue	3,996	3,706	8%
Operating profit	622	504	23%
Cash generated from operations	770	614	25%
Basic earnings/(loss) per share	9.7p	(6.8)p	n/m

1 All figures exclude related exceptional items. Revenue and operating profit exclude £36 million of additional revenue relating to amounts invoiced in prior years and £3 million of EDS legal costs (2008: £17 million). Adjusted earnings per share also exclude an impairment of £191 million relating to the Group’s investment in ITV (2008: £474 million), an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances (2008: nil), £12 million relating to mark-to-market gains of derivative financial instruments that do not qualify for hedge accounting (2008: £5 million gain) and related tax effects. Adjusted earnings per share for the nine months to 31 March 2008 also excludes £67 million gain relating to an exchange transaction for National Geographic.

2 Net debt is defined as cash and cash-equivalents (£473 million), short-term deposits (£395 million) and borrowings related financial instruments (£589 million) net of borrowings (£3,127 million).

Jeremy Darroch, Chief Executive, said:

“We have made a strong start to calendar 2009. In difficult times, customers are making careful choices and responding to the combination of quality and value that we offer. Over 9.3 million families now choose Sky and they are taking more products from us than ever.

“We are progressing well against the priorities we set out in January. The combination of the long-term trend towards high definition and the launch of our new HD box strategy generated a huge response from customers. Over one million customers now subscribe to our high definition service and around a quarter of new Sky+HD customers were new to Sky. In total, almost one in five homes in the UK use Sky+ to get more from their TV viewing experience. As a result of this strong demand, we have already been able to create around 750 new jobs in our customer service and installation teams, as part of the 1,000 we announced in January.

“At the same time as enjoying great entertainment, more customers save on their household bills when they switch their broadband and telephony services to Sky. 15% of our customers now take all three of TV, broadband and telephony, up from 9% a year ago. In little over a year from launch, we have added 673,000 line-rental customers, saving customers even more money.

“Strong growth in customers and ARPU has seen revenue increase by 7%. We are further improving our operational efficiency whilst continuing to invest in customer-facing areas. So despite the higher upfront cost of meeting record demand for Sky+HD, we delivered a 13% increase in operating profit in the period.

“Through our Bigger Picture programme, we are making a contribution to UK life in three key areas, the arts, sports and the environment. We are building on our partnership with British Cycling by creating a professional road cycling team with the ambition of winning the Tour de France and inspiring more families to get out and ride for fun and fitness.

“Looking ahead to the rest of calendar 2009, we expect conditions to remain challenging. In this environment, and at a time when people are spending more time at home, we will continue to provide our customers great entertainment and money-saving broadband and telephony. At the same time, we will stay focused on cost efficiency to allow us to invest sensibly in areas that drive long-term value for the business, such as high definition, with the objective of emerging stronger from the downturn.”

OPERATIONAL REVIEW

In the three months to 31 March 2009 (“the quarter”), we saw accelerated customer growth and strong take up of additional products as customers responded to the choice, quality and value we offer in home entertainment and communications.

Net customer additions for the quarter were 80,000, 43% higher than the rate in the prior year, taking our total base to 9.318 million. Gross customer additions were 13% higher year on year at 327,000 and churn was 10.6%, broadly in line with the prior year – a good performance in a challenging environment.

We continue to see strong demand from our existing customers to take more products from us and we passed some significant milestones in Sky+, Sky+HD, broadband and telephony during the quarter. As we continue to unlock the considerable value in our existing customer base, growth in paid-for products translated into a new high in ARPU of £452.

Strong Take-up of High Definition

We continue to see a significant opportunity in high definition (HD) and have been positioning the business over several quarters to take advantage of this long-term trend. On 28 January 2009, we set a new everyday low purchase price of £49 for a Sky+HD box. This was met with an accelerated rate of take-up, leading to HD net additions of 243,000 in the quarter. As well as strong demand from existing customers, HD has been a key driver of new customers with around a quarter of HD additions in the quarter being new to Sky. Behind this performance is our innovative Sky+ technology, the enhanced picture and sound quality of HD, and our outstanding range of content from great brands, with 33 channels broadcasting over 12,000 hours of HD content every month.

As previously announced, we are expanding our customer service and installation teams to support strong demand for Sky+HD following the introduction of a lower box price.  The expansion programme is making good progress, with around 750 jobs added to date from an anticipated total of 1,000 by the end of June.

The success of Sky+HD was the principal driver for very strong growth in Sky+ net additions, which increased by 55% year on year to 406,000. Today, over five million customers, 54% of the total customer base, choose to control their viewing with Sky+. More than ever before, households want to personalise their TV experience through the use of innovative Sky+ technology and additional features like Sky Anytime and the recently launched iPhone ‘remote record’ application. Across all Sky+ households there are 17 million instances of time-shifting per day.

Switch and Save

Our value message featured heavily in marketing during the quarter and this resonated well with customers in the current environment. Our ‘Show Me the Money’ campaign highlighted savings of up to £185 a year when BT customers switch their broadband and telephony services to Sky. In addition, our focus on driving attachment of Sky Talk to broadband through bundled pricing led to strong growth in customers taking all three products. 15% of customers now take all three of TV, broadband and telephony compared with just 9% a year ago. While this represents rapid progress, there remains significant opportunity with 7.9 million customers yet to upgrade to all three products.

More recently, we have been expanding our set of communications services to include line rental and provision of new telephone lines. This allows customers to consolidate all of their fixed-line bills, including line rental, with Sky as the sole provider. We were particularly pleased with growth in the quarter, with 270,000 line rental customer net additions to reach 673,000.

Progress On-Screen

The return of US drama favourites ‘Lost’, ‘24’ and ‘Bones’ to Sky1 in the third quarter was met with a good response from customers, with viewing share up year on year in both Sky and pay TV homes across the Sky1, 2 and 3 portfolio. We continue to see success in our original UK drama and factual programming, with both ‘Ross Kemp: Return to Afghanistan’ and our original UK drama ‘Skellig’ (broadcast over the Easter weekend) delivering audiences of over one million. In movies, our ‘James Bond in HD’ season delivered record viewing to Sky Movies Modern Greats, as well as the highest ever proportion of HD viewing to any of the Sky Movies genre channels in Sky+HD homes. In sports, we delivered another landmark in the period as customers were also able to enjoy, for the first time ever, an England overseas test series broadcast in HD.

Looking to the summer, we have a strong line-up with The Ashes and the British & Irish Lions tour, as well as ICC World Twenty20 cricket, US Open Tennis, US Open and US PGA Championship golf, all live and in HD. On Sky1, we will be showing our new Sky original drama series, Martina Cole’s ‘The Take’, and our most recent American drama acquisition, ‘House’.

We have further strengthened our content offering during the quarter with key rights renewals. We secured five packages of live Premier League rights for three years from the 2010/11 season, bringing more Premier League football to Sky customers with 115 games a season live and in HD. We have also completed negotiations and signed contracts with two of the major movies studios: Fox and Warner Brothers.

The Bigger Picture

During the quarter, we continued to extend our Bigger Picture commitment, making the arts more accessible, encouraging participation in sport and helping to create a healthy environment. In February, Antony Gormley, launched ‘One & Other’ (www.oneandother.co.uk ), the first in a series of live art events mounted by Artichoke and Sky Arts.  In February we also announced the creation of a professional road cycling team, ‘Team Sky’, with the ambition of winning the Tour de France within five years, inspiring families across the UK to get out and ride for fun and fitness and supporting competitive cycling in Britain.  On the environment, we are working with programming suppliers to ‘green’ television production, including reducing the energy consumption of Gladiators by 35%. Off screen, our ‘Appetite for Action’ initiative, which aims to reduce food waste, is now active in over 1,000 primary schools.

FINANCIAL SUMMARY

Our financial performance for the nine months was strong, with adjusted revenue increasing by 7%, and both adjusted operating profit and adjusted basic earnings per share (adjusted EPS) up by 13%. This strong performance was after absorbing the upfront cost associated with meeting unprecedented customer demand for Sky+HD. Early action on costs in the first half of this year (particularly in the areas of cost to serve our customers, supply chain and central costs) has allowed us to invest in accelerated HD take-up in the third quarter, and still deliver a 0.8 percentage point increase in adjusted operating margin for the nine months.

At the Interim Results, we announced a reduction in the price of our Sky+HD box to a new everyday low price of £49, which we expected to increase the acquisition or upgrade costs for a high definition customer by approximately £100. The actual acquisition and upgrade costs per customer have been in line with these expectations, leading to associated cost in the third quarter of around £60 million.  This upfront investment in accelerated HD growth generates a significant and recurring revenue stream through ongoing monthly revenue from the HD pack subscription as well as new customer ARPU. In addition, the growth of Sky+HD will create a larger installed base of our most advanced boxes, providing us with a platform for further innovation and the launch of new services for customers over time.

Reported revenue of £3,996 million includes £265 million related to Sky Broadband and Sky Talk and £151 million related to Easynet. Reported operating profit of £622 million includes losses attributable to Sky Broadband and Talk of £107 million and a £19 million loss from Easynet. For a full reconciliation to adjusted revenue and operating profit, please refer to the “Exceptional Items” paragraph on page 9.

Revenue

Group revenue excluding exceptional items increased to £3,960 million (2008: £3,706 million), up 7% year on year, driven by continued customer growth and strong product penetration.

Retail subscription revenue, excluding exceptional items, increased by 9% to £3,060 million (2008: £2,808 million), reflecting strong take up of paid-for products, in particular Sky+HD and our telephony line rental product. Reported retail subscription revenue (and operating profit) also includes £36 million of additional revenue relating to amounts invoiced in prior years (please refer to the “Exceptional Items” paragraph on page 9).

Wholesale subscription revenue increased by £14 million to £150 million (2008: £136 million) reflecting the return of Sky’s basic channels to the cable platform. Advertising revenue decreased by 6% to £234 million (2008: £248 million), reflecting the weak advertising environment. We estimate the overall TV advertising sector was 12% lower than in the prior period.

Installation, hardware and service revenue was £192 million (2008: £212 million), down 9% on the comparable period with the strong growth in take-up of Sky+ and Sky+HD by both new and existing customers offset by lower prices paid by customers for boxes.

Sky Bet revenue remained flat on the comparable period at £35 million (2008: £35 million) with strong growth in customers and revenue from the internet offsetting a decline in TV betting and gaming.

Other revenue of £289 million (2008: £267 million) increased by 8% on the comparable period. The majority of this increase was driven by growth in Easynet Enterprise revenue reflecting continued growth in new business and contract wins.

Costs and Operating Profit

We continue to make good progress on cost efficiency, with adjusted operating margin increasing by 80 basis points year on year, despite the higher upfront cost of meeting strong demand for Sky+HD.

Programming costs as a percentage of sales has steadily declined over the last six years, which reflects our focus on balancing investment across the entire portfolio of rights despite our continued investment in differentiated programming. Direct programming costs increased by £14 million to £1,309 million (2008: £1,295 million) primarily due to higher sports costs and third party channel costs, reflecting our expanded channel line up and new carriage agreement with Virgin Media. This increase was partially offset by savings in movie costs, which reflected recent contract renewals with the major studios and an overall reduction in the number of titles delivered. Entertainment and News costs were also lower year on year, with a higher proportion of entertainment costs than usual falling in the second half of the year as a consequence of the 2008 US writers’ strike.

Direct network costs increased by 52% to £258 million (2008: £170 million) reflecting both the strong growth in broadband and telephony customers, costs associated with the additional 605,000 line rental customers year on year, the connection of those households that do not already have an active phone line and higher Easynet variable network costs as a result of new business contracts.

Marketing costs were impacted by strong demand for HD throughout the period and our decision to accelerate the take-up of Sky+HD through a lower retail box price of £49 in the third quarter. As a result, marketing costs increased by £92 million to £661 million, primarily reflecting both the higher volume of Sky+HD net additions achieved (351,000 higher year on year in the period) and the higher subsidy in the third quarter. Subscriber management and supply chain costs fell by £51 million to £497 million. Savings in part reflected the lower box price achieved on Sky+HD sales as well as continued efficiencies in our costs to serve customers together with supply chain savings.

Transmission, technology and fixed network costs increased by £43 million to £268 million (2008: £225 million). The increase was driven by a combination of growth in Easynet network costs and higher transponder costs as a result of more than doubling the number of high definition channels on our platform year on year.

Administration costs (excluding exceptional costs) were in line with the prior year at £378 million, reducing as a percentage of sales by 70 basis points.

Earnings

Profit before tax in the period of £339 million (2008: £20 million) includes the Group’s share of joint ventures of £15 million (2008: £12 million), a net interest charge of £107 million (2008: £89 million) and an impairment charge of £191 million (2008: £474 million).

Taxation for the period was £170 million (2008: £138 million) and included the write-off of a deferred tax balance of £6 million. The full year adjusted effective tax rate is expected to be around 31%.

Adjusted profit for the period was £334 million (2008: £297 million), generating an adjusted basic earnings per share of 19.2 pence (2008: 17.0 pence). Including all exceptional items, profit for the period was £169 million (2008: loss of £118 million), generating basic earnings per share of 9.7 pence (2008: loss of 6.8 pence).

The issued share capital at the start and end of the period was 1,753 million shares of 50 pence. Over the entire period the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the settlement of employee share awards was 1,740 million.

Exceptional Items

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”), following a review of the carrying value of the Group’s investment in ITV plc at the end of the period, we have recognised an impairment loss for the nine months of £191 million.  This was determined with reference to ITV’s equity share price of 20.0 pence at 27 March 2009 (the last trading day of the Group’s reporting period) compared with 47.5 pence on 27 June 2008.

Subscription revenue of £3,996 million includes £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009. Administration costs included a £3 million charge relating to the costs from the Group’s claim against EDS during the period (2008: £17 million), which provided services to the Group as part of the Group’s investment in CRM systems software and infrastructure.

Net interest includes £12 million relating to mark-to-market gains of derivative financial instruments that do not qualify for hedge accounting (2008: £5 million gain). Taxation for the period included the write-off of a deferred tax balance of £6 million, following the abolition of Industrial Building Allowances announced in the 2008 Finance Act.

Cash Flow and Financial Position

Cash generated from operations for the period was £770 million. After tax, interest and capital expenditure, free cash flow was £264 million, up 51% on the prior year. The financial position of the Group remains strong. After seasonal payments and the deposit for the new Premier League rights, the Group had net debt of £1,670 million as at 31 March 2009. Cash, cash equivalents and short-term deposits were £868 million, significantly exceeding the £480 million of guaranteed notes due for repayment in July 2009. The Group has no further bond redemptions until October 2015. On 9 April 2009, Moody’s upgraded Sky’s senior unsecured credit rating from Baa2 to Baa1. The outlook remains stable.

Enquiries:

Analysts/Investors:

Robert Kingston	Tel:	020 7705 3726
Francesca Pierce	Tel:	020 7705 3337

E-mail: investor-relations@bskyb .com

Press:

Robert Fraser	Tel:	020 7705 3036
Bella Vuillermoz	Tel:	020 7800 2651

E-mail: corporate.communications@bskyb.com

A conference call for UK and European analysts and investors will be held at 08.30 a.m. (BST) today. To register for this, please contact Yim Wong or Emily Dimmock at Finsbury on +44 20 7251 3801 or at bskyb@finsbury.com . A live webcast of this call and supporting materials will be available on Sky’s corporate website, http://www.sky.com/corporate . A replay will be subsequently available.

There will be a separate conference call for US analysts and investors at 9.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and supporting materials will be available on Sky’s corporate website, http://www.sky.com/corporate . A replay will be subsequently available.

Use of measures not defined under IFRS

This press release contains certain information on the Group’s financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ , Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration and other costs, marketing expenditure, capital expenditure programmes, liquidity and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group’s ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on significant risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on form 6-K for the half year ended 31 December 2008. Copies of the Interim Report on form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting Group plc web page at www.sky.com/corporate . All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1 - Glossary

Useful definitions	Description
Adjusted earnings per share (EPS)	Adjusted profit for the period divided by the weighted average number of ordinary shares during the period.
Adjusted operating profit and margin	Operating profit excluding exceptional items. Adjusted operating margin is stated as a percentage of adjusted revenue.
Adjusted profit for the period	Profit for the period adjusted to remove mark–to-market movements in derivative financial instruments that do not qualify for hedge accounting, exceptional items and related tax effects
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn

The number of DTH customers over a given period that terminate their subscription in its entirety, net of former customers who reinstated their subscription in that period (where such reinstatement is within a 12 month period of the termination of their original subscription), expressed as a percentage of total average subscribers.

Customer	A subscriber to a DTH service.
DTH	Direct-to-home: the transmission of satellite services with a reception through a mini-dish.
EBITDA

Earnings before joint ventures, interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Free cash flow	The amount of cash generated by Sky after meeting obligations for interest and tax, after all capital expenditure and net cash flows relating to joint ventures and associates
Gross margin	Revenue less programming expenses as a proportion of revenue.
Gross profit	Revenue less programming expense.
HD	High Definition.
Multiroom	Installation of one or more additional set-top-boxes in the household of an existing DTH customer.
Net debt	Cash, cash-equivalents, short-term deposits, and borrowings related derivative financial instruments net of borrowings
On-net	Customers subscribing to our unbundled broadband product.
Product	Any service chosen by a Sky customer. These include DTH, Sky+, Multiroom, Sky+ HD, Sky Broadband and Sky Talk.
Sky Broadband and Talk	Residential Sky Broadband and Sky Talk customers. UK Online customers excluded from quoted subscriber figures.
Sale	A sale is a gross addition of any product.
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder. This includes HD households.
Viewing share	Number of people viewing a channel as a percentage of total viewing audience.

Appendix 2 – Consolidated Financial Information

Consolidated Income Statement for the nine months ended 31 March 2009

	Notes	2008/09 Nine months ended 31 March £m (unaudited)	2007/08 Nine months ended 31 March £m (unaudited)

Revenue	1	3,996	3,706
Operating expense	2	(3,374)	(3,202)

EBITDA		833	684
Depreciation and amortisation		(211)	(180)

Operating profit		622	504

Share of results from joint ventures and associates		15	12
Investment income		33	38
Finance costs		(140)	(127)
Profit on disposal of joint venture		-	67
Impairment of available-for-sale investment		(191)	(474)
Profit before tax		339	20

Taxation		(170)	(138)
Profit (loss) for the period		169	(118)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	3	9.7	(6.8)
Basic and diluted	3	9.7	(6.8)

Adjusted	3	19.2	17.0
Adjusted and diluted	3	19.1	16.9

Consolidated Income Statement for the three months ended 31 March 2009

	2008/09 Three months ended 31 March £m (unaudited)	2007/08 Three months ended 31 March £m (unaudited)

Revenue	1,395	1,248
Operating expense	(1,158)	(1,039)

EBITDA	311	269
Depreciation and amortisation	(74)	(60)

Operating profit	237	209

Share of results from joint ventures and associates	5	4
Investment income	5	19
Finance costs	(52)	(45)
Impairment of available-for-sale investment	(132)	(131)
Profit before tax	63	56

Taxation	(60)	(62)
Profit (loss) for the quarter	3	(6)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	0.2	(0.3)
Basic and diluted	0.2	(0.3)

Adjusted	6.2	7.3
Adjusted and diluted	6.2	7.2

Notes:

1. Revenue
	2008/09 Nine months ended 31 March £m (unaudited)	2007/08 Nine months ended 31 March £m (unaudited)

Retail Subscription	3,096	2,808
Wholesale Subscription	150	136
Advertising	234	248
Sky Bet	35	35
Installation, Hardware and Service	192	212
Other	289	267
	3,996	3,706

2. Operating expense
	2008/09 Nine months ended 31 March £m (unaudited)	2007/08 Nine months ended 31 March £m (unaudited)

Programming	1,309	1,295
Transmission, technology and networks	526	395
Marketing	661	569
Subscriber management and supply chain	497	548
Administration	381	395
	3,374	3,202

3. Earnings per share
	2008/09 Nine months ended 31 March Millions of shares	2007/08 Nine months ended 31 March Millions of shares
The weighted average number of ordinary shares for the period was
Ordinary shares	1,753	1,753
ESOP trust ordinary shares	(13)	(5)

Basic shares	1,740	1,748

Dilutive ordinary shares from share options	7	-

Diluted shares	1,747	1,748

Basic and diluted earnings (loss) per share is calculated by dividing loss or profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

The calculation of diluted adjusted earnings per share includes 7 million dilutive ordinary shares from share options (2008: 7 million).

	2008/09 Nine months ended 31 March £m (unaudited)	2007/08 Nine months ended 31 March £m (unaudited)
Reconciliation from profit (loss) for the period to adjusted profit for the period
Profit (loss) for the period	169	(118)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(12)	(5)
Recognition of deferred revenue	(36)	-
Deferred tax write off following change in legislation	6	-
Legal costs relating to ongoing claim against EDS	3	17
Profit on disposal of joint venture	-	(67)
Impairment of available-for-sale investment	191	474
Tax effect of above items	13	(4)
Adjusted profit for the period	334	297

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 30 April 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary